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October 6, 2008	Writer’s Direct Contact
415.268.6950
RHum@mofo.com

VIA EDGAR AND FACSIMILE (202) 772-9202
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention:        Ms. Julie Bell, Staff Attorney

Re:	GoFish Corporation
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-152921

Dear Ms. Bell:

On behalf of GoFish Corporation, a Nevada corporation (the “Company”), we transmit herewith for filing with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-152921) (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of the offering from time to time by the selling stockholders of the Company identified in the prospectus forming a part of the Registration Statement of up to 9,667,458 shares of common stock, par value $0.001 per share, of the Company.

For your convenience and in order to help expedite your review, we are separately delivering to your attention a courtesy clean hard copy of the Amendment No. 2 and a redlined hard copy of the Amendment No. 2 that is marked to show changes from the Amendment No. 1 to the Registration Statement that was filed on September 17, 2008.

The Amendment No. 2 incorporates changes to the Registration Statement in response to what we understand to be the remaining comments of the staff of the Commission (the “Staff”), as well as to update certain information in the Registration Statement. As requested by the Staff, the Company has further revised the fee table footnotes under the heading “Calculation of Registration Fee” as follows (with strikethrough text indicating deletions and underlined text indicating insertions):

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares of common stock of GoFish Corporation (“Common Stock”) as may be issued or issuable ~~because of~~ to prevent dilution resulting from stock splits, stock dividends~~, stock distributions, and~~ or similar transactions, ~~all in accordance with the terms of the senior convertible notes, the warrants and the placement agent warrants~~. The registrant will not rely on Rule 416 to cover shares issued or issuable pursuant to any other adjustment provisions contained in the senior convertible notes, the warrants or the placement agent warrants.

October 6, 2008
Page Two

The Company does not intend on filing a request for acceleration of the Registration Statement until the Staff has notified us or the Company of its willingness to entertain such a request for acceleration. However, the Company would like the Registration Statement to become effective as soon as possible, so an expedited response would be greatly appreciated. If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to contact the undersigned at (415) 268-6950.

Sincerely,

/s/ Raymond T. Hum

Raymond T. Hum, Esq.
*Admitted to Practice Only in New York

Enclosure

cc:      David Lorie, GoFish Corporation